Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Divestment Plans Underway

Company Expects Significant Cash Proceeds

TAIPEI, Taiwan, February 17, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) today announced that new management is seeking to sell certain of the company’s assets in the first half of 2012. The planned disposals are intended to free up approximately $30-$40 million for investment in new strategic growth initiatives, in line with GigaMedia’s turnaround plans.

The company’s turnaround plans, driven by CEO John Stringer, are based on an explicit decision-making framework with clear objectives: effectively managing cash, maintaining the company’s listing on NASDAQ, and executing a new strategic growth plan.

Part of efforts to better manage cash and increase focus, new Giga’s disposal and asset optimization program targets investments made in certain game studios in Asia, as well as underperforming assets. Multiple publicly-listed game studios in GigaMedia’s investment portfolio have grown in value. While past results are not a guarantee of future performance of these investments, based on current market values of GigaMedia’s shareholdings management believes it has a reasonable expectation of generating cash proceeds of approximately $30-$40 million exclusively from sales of its interests in these publicly-listed game studios.

Additional details on new management’s turnaround plans will be provided going forward, including on GigaMedia’s fourth-quarter conference call, anticipated in the second half of March.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

#  #  #